SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Officers’ Meeting held on December 8, 2010

1. Date, Time and Place: On December 8, 2010, at 11 a.m., by conference call, at the headquarters of Gafisa S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Av. das Nações Unidas, 8,501, 19th floor.

2. Call Notice and Attendance: Call notice dismissed due to the presence of all Executive Officers, instatement and approval quora having been verified.

3. Presiding Board: Chairman: Wilson Amaral de Oliveira. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The Executive Officers attending the meeting unanimously and with no restrictions decided to cancel the resolution of the Board of Officers’ Meeting held on October 28, 2010, registered with JUCESP on November 8, 2010, under No. 399.164/10-8, in order to make null and void the authorization to open a branch located at Avenida Assis de Vasconcelos 515-C, Térreo, Campina, ZIP CODE 66017-070, in the City of Belém, State of Pará, which opening was not lead to conclusion, so the branch will remain extinct for all purposes and effects.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all the Executive Officers. Signatures: Wilson Amaral de Oliveira (Chairman), Renata de Carvalho Fidale (Secretary); Executive Officers: Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Odair Garcia Senra, Mário Rocha Neto e Antonio Carlos Ferreira Rosa.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer